UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ARCA BIOPHARMA, INC.

(Name of Issuer)

Common stock,  $0.001

(Title of Class of Securities)

00211Y100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a).	Name of Issuer The name of the issuer to which this filing on Schedule 13G/A relates is ARCA biopharma, Inc. (the “Company”).
Item 1(b).	Address of Issuer’s Principal Executive Offices The principal executive offices of the Company are located at 11080 CirclePoint Road, Suite 140, Westminster, CO 80020.

Item 2(a).

Name of Person Filing

This Statement is being filed on behalf of Atlas Venture Fund VII, L.P. ("Atlas VII"). Atlas Venture Associates VII, L.P. ("AVA VII LP") is the sole general partner of Atlas VII.  Atlas Venture Associates VII, Inc. ("AVA VII Inc.") is the sole general partner of AVA VII LP.  Jean-Francois Formela, Peter Barrett and Jeff Fagnan is each a director of AVA VII Inc. (the "Directors").

Item 2(b).

Address of Principal Business Office or, if none, Residence

The principal business address of each of Atlas VII, AVA VII LP, AVA VII Inc. and the Directors is 25 First Street, Suite 303, Cambridge MA 02141.

Item 2(c).

Citizenship

Each of Atlas VII, AVA VII LP and AVA VII Inc. is organized under the laws of Delaware.  Mr. Formela is a citizen of France.  Mr. Barrett is a citizen of the United States.  Mr. Fagnan is a citizen of the United States.

Item 2(d).	Title of Class of Securities The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, par value $0.001 (“Common Stock”).
Item 2(e).	CUSIP Number The CUSIP number of the Company’s Common Stock is 00211Y100.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
☐		If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).

Amount beneficially owned

As of the close of business on December 31, 2013, Atlas VII is the record holder of 263,256 shares of Common Stock and 39,672 warrants to purchase shares of Common Stock (the "Atlas Shares").  AVA VII LP is the sole general partner of Atlas VII.  AVA VII Inc. is the sole general partner of AVA VII LP.  Messrs. Formela, Barrett and Fagnan are the directors of AVA VII Inc.  No person other than the respective owner referred to herein of the Atlas Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Atlas Shares.  Each of Atlas VII, AVA VII LP, AVA VII Inc. and the Directors disclaim beneficial ownership of the Atlas Shares except for such shares, if any, such person holds of record.

Item 4(b).	Percent of class As of the close of business on December 31, 2013 Atlas VII was the beneficial owner of 1.93% of the Common Stock.
Item 4(c).	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or direct the vote: 302,928 shares
	(iii)	Sole power to dispose or direct the disposition of: 0
	(iv)	Shared power to dispose or direct the disposition of: 302,928 shares

Item 5.	Ownership of Five Percent or Less of a Class
Atlas VII has ceased to own beneficially more than 5% of the outstanding Common Stock of the Company.

All other items reported on the Schedule 13G dated as of February 11, 2013 and filed on behalf of the Filing Persons with respect to the Common Stock of ARCA biopharma, Inc. remain unchanged.

Dated: February 13, 2014

ATLAS VENTURE FUND VII, L.P.
By: Atlas Venture Associates VII, L.P., its general partner
By: Atlas Venture Associates VII, Inc., its general partner

	By:	/s/ Kristen Laguerre
Name: Kristen Laguerre
Title: Vice President